EXHIBIT 99.1
Auditors' Report

Independent Auditors’ Report on Review of Consolidated Interim Financial Statements

The Board of Directors and Stockholders
Infosys Technologies Limited
No 44, Electronics City,
Hosur Road,
Bangalore 560 100

Introduction

We have reviewed the accompanying consolidated balance sheet of Infosys Technologies Limited (“the Company”) as at September 30, 2008, and the related consolidated income statement for the three month and six month period then ended, and statement of changes in equity and cash flow statement for the six month period then ended, and a summary of significant accounting policies and other explanatory notes (the consolidated interim financial statements). Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard 34 (‘IAS 34’), ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects the financial position of the entity as at September 30, 2008, and of its financial performance for the three month and six month period then ended and its cash flows for the six month period then ended in accordance with IAS 34, ‘Interim Financial Reporting’.

KPMG
Bangalore, India
October 23, 2008